07023924

Regulatory Announcement

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Free annual report

RECEIVED

2007 MAY 31 A 9:26

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	17:26 21-May-07
Number	9860W

Tesco PLC
21st May 2007

Tesco PLC - Transactions in Own Shares

Tesco PLC announces that on 21 May 2007 it purchased from Merrill Lynch International 1,000,000 ordinary shares at an average price of 465.072022 pence per share. The purchased shares will be cancelled.

SUPPL

Contact: J Lloyd
Company Secretary
Tesco PLC
Delamare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL

Tel: 01992 632222

PROCESSED
JUN 04 2007
THOMSON
FINANCIAL

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